UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinated Voting Stock, $0.01 par value

(Title of Class of Securities)

559211107

(CUSIP Number)

David M. Knott
485 Underhill Boulevard, Suite 205, Syosset, New York 11791
(516) 364-0303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

CUSIP No. 559211107		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 155,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 14,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,394,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987824109		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,238,964

	8.	Shared Voting Power 155,050

	9.	Sole Dispositive Power 3,379,164

	10.	Shared Dispositive Power 14,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,394,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 (the “Initial Statement”), by the reporting persons with respect to the Class A Subordinated Voting Stock, par value $0.01 per share (the “Voting Stock”), of Magna Entertainment Corp., a Delaware corporation (the “Issuer”) is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Statement.

Item 4.    Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to read as follows:

The Reporting Parties originally acquired the Voting Stock solely for investment purposes in the ordinary course of business, and not with a view towards influencing any extraordinary corporate transaction, any change in the Issuer’s board of directors or management, or any other change in the Issuer’s business, corporate structure or capitalization.

This filing is being made because, on June 20, 2007, the Reporting Parties contacted the Issuer’s Executive Chairmen requesting that the Issuer add an additional seat to its board of directors and name a director to that seat who would increase the board’s independence and reflect the interests of the Issuer’s U.S. stockholders.  Since sending the letter, the Reporting Parties have had additional communications with the Issuer’s management with respect to that request.  The Reporting Parties anticipate that, from time to time, they may further communicate with the Issuer and/or other relevant parties regarding board composition or other matters involving the Issuer.

Other than as set forth herein, neither of the Reporting Parties has any plans or proposals that relate to or would result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Parties will amend this Schedule 13D as events unfold.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2007	David M. Knott

/s/ David M. Knott

Dated: July 10, 2007	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President